UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

National Westminster Bank PLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

a wholly-owned subsidiary of

The Royal Bank of Scotland Group plc

American Depositary Shares, each representing one Non-Cumulative Dollar Preference Share of $25 each, Series C	638539882
(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Miller McLean
Group General Counsel and Group Secretary
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
Tel: +44 (0) 131 523 2333
Fax: +44 (0) 131 626 3081
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to

Jeffrey C. Cohen, Esq.
Tom B. Shropshire, Jr. , Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
Tel: +1 (212) 903 9000
Fax: +1 (212) 903 9100

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (1)(2)(3)
$232,992,000	$16,612.33

(1)           Estimated solely for purposes of determining the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the Transaction Valuation was calculated assuming that a maximum of 10,800,000 of the outstanding American Depositary Shares, Series C, each representing one 7.760% Non-Cumulative Dollar Preference Share, Series C, issued by National Westminster Bank PLC are being purchased at a purchase price of $21.25 per American Depositary Share, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $232,992,000. The aggregate purchase price for such American Depositary Shares was included as part of the transaction valuation calculation for the Schedule TO-I filed on April 6, 2010 by The Royal Bank of Scotland Group plc, and The Royal Bank of Scotland Group plc paid the filing fee related to such American Depositary Shares concurrently with the payment of its filing fee related to its own Schedule TO-I filed on April 6, 2010.

(2)           The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) and Fee Rate Advisory No. 5 for fiscal year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

(3)           Previously paid.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,612.33	Filing Party: The Royal Bank of Scotland Group plc

Form or Registration No.: Schedule TO-I	Date Filed: April 6, 2010

☐            Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒           issue tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Unless otherwise defined herein, capitalized terms used in this Schedule TO-I shall have the meaning given to them in the Offer to Purchase, which is attached hereto as Exhibit 99.(a)(1)(A).

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO-I, as amended and supplemented, (“Schedule TO-I”) hereby amends the Schedule TO-I originally filed with the U.S. Securities and Exchange Commission on April 6, 2010 by National Westminster Bank PLC (a public limited company incorporated in England and Wales under the Companies Acts 1948 to 1980 and registered with Registration No. 929027) (“NatWest”) in connection with NatWest’s offer to purchase for cash its American Depositary Shares, each representing one Non-Cumulative Dollar Preference Share of $25 each, Series C (the “Series C ADSs”), subject to the terms and conditions described in the Summary Term Sheet under Item 1 hereto. Such offer is described in the Offer to Purchase dated April 6, 2010, as amended and supplemented, (the “Offer to Purchase”) and the accompanying letter of transmittal, as amended and supplemented, (the “Letter of Transmittal”). NatWest is offering to purchase the Series C ADSs at a Tender Offer Consideration of $25 per Security, plus Accrued Distributions (as defined in the Offer to Purchase), if any.

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

99.(a)(5)(A)	Press Release of The Royal Bank of Scotland Group plc and National Westminster Bank Public Limited Company, dated April 28, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ David O’Loan

Name: David O’Loan

Title: Deputy Group Treasurer

Date: April 28, 2010

EXHIBIT INDEX

99.(a)(1)(A)	Offer to Purchase, dated April 6, 2010*

99.(a)(1)(B)	Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 *

99.(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99.(a)(1)(D)	Letter to Clients*

99.(a)(5)	Press Release of The Royal Bank of Scotland Group plc and National Westminster Bank Public Limited Company, dated April 6, 2010.*

99.(a)(5)(A)	Press Release of The Royal Bank of Scotland Group plc and National Westminster Bank Public Limited Company, dated April 28, 2010.

99.(b)	Not Applicable.

99.(d)	Not Applicable.

99.(g)	Not Applicable.

99.(h)	Not Applicable.

* Previously filed with the Schedule TO-I on April 6, 2010.